

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

February 10, 2009

Cheryl A. Dragoo
Assistant Treasurer
Bowl America
6446 Edsall Road
Alexandria, Virginia 22312

> RE: Bowl America Incorporated
>   Form 10-K for the fiscal year ended June 29, 2008, Form 10-K/A
>   filed December 24, 2008 and Schedule 14A filed October 27, 2008
>   File No. 001-07829

Dear Ms. Dragoo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel Morris
Attorney Advisor